United States securities and exchange commission logo





                            March 15, 2024

       Dilip Shanghvi
       Chairman of the Board of Directors
       Taro Pharmaceutical Industries Ltd.
       14 Hakitor Street
       Haifa Bay 2624761, Israel

                                                        Re: Taro Pharmaceutical
Industries Ltd.
                                                            Schedule 13E-3/A
Filed March 11, 2024
                                                            File No. 005-49231

       Dear Dilip Shanghvi:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. All defined terms used here have the same meaning as in your filing, unless otherwise indicated.

       Schedule 13E-3/A Filed March 11, 2024

       Summary Financial Information, page 70

   1. We reissue in part prior comment 14 in our letter dated February 28, 2024. We note that a
                                                        Form 6-K was filed on
January 26, 2024 containing the unaudited financial results for the nine months ended
December 31, 2023. Please revise this section to include the summarized financial
information required by Item 1010(c) of Regulation M-A for the interim period
specified in Item 1010(a)(2) of Regulation M-A. Refer to Item 13 of
                                                        Schedule 13E-3,
Question I.H.9 in the Division of Corporation Finance   s    Third
                                                        Supplement to the
Manual of Publicly Available Telephone Interpretations    (July 2001),
                                                        and Section 14410.2 of
the Division of Corporation Finance's Financial Reporting
                                                        Manuel.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
       202-551-3263.
 Dilip Shanghvi
Taro Pharmaceutical Industries Ltd.
March 15, 2024
Page 2




FirstName LastNameDilip Shanghvi                   Sincerely,
Comapany NameTaro Pharmaceutical Industries Ltd.
                                                   Division of Corporation
Finance
March 15, 2024 Page 2                              Office of Mergers &
Acquisitions
FirstName LastName